Vanguard Funds

Supplement to the Prospectus

Important Information Regarding Wire Redemptions

Effective July 20, 2017, Vanguard will impose a $10 wire fee on outgoing wire redemptions from nonretirement accounts. Wire redemptions from retirement accounts will be subject to this fee effective
September 13, 2017.

The fee will be assessed in addition to, rather than being withheld from, redemption proceeds and will be paid directly to the fund. For example, if you were to redeem $100 via a wire, you will receive the full $100, and your fund account will also be assessed the $10 fee by redeeming additional fund shares. If you redeem your entire fund account, your redemption proceeds will be reduced by the fee amount. The wire fee will not apply to accounts held by Flagship and Flagship Select clients; accounts held through intermediaries, including Vanguard Brokerage Services; or accounts held by institutional clients.

(C) 2017 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS WR 052017